226



                                                                    EXHIBIT 21.1


          SHANTOU COMMISSION FOR FOREIGN ECONOMIC RELATIONS AND TRADE

                         SHAN-JING-MAO-ZI-PI (1995) 404

Re: Reply to the Approval Request for the Joint Venture of Shantou Vibrotech Industrial and Development co. Ltd.

To: Nandou Construction Development Company (Headquarters) of Shantou Special Economic Zone

We have received your request and the pertinent information.. Our reply your approval request is as follows:

1. We approve that Cansun Pacific International Investments Corp. (referred to Party A hereafter) and you company (referred to as Party B hereafter) may operate the joint venture enterprise SHANTOU VIBROTECH INDUSTRIAL AND DEVELOPMENT CO. LTD. (referred to the Company hereafter) in the City of Shantou.

2. The total amount of the investment of the Company is 12 million RMB. The registered capital is 8.4 million RMB. Party A shall put in an equivalent of 6,72 million RMB in foreign currency and shall have a 80% share of the registered capital. Party B shall put in 1.68 million RMB and shall have a 20% share of the registered capital. Both parties shall put in 15% of the amount they pledge to invest within three months as of the month in which the Company's business license is issued. The remainder of the funds shall be put in within a year and a half. In addition, the capital has to be verified by a Chinese registered accountant and a capital verification report has to be submitted to this commission.

3. The scope of operation includes the production and sale of shock proof rubber bearings, shock proof equipment and rubber products which do not involve and export/import permit and product accessories. 70% of the rubber products will be for the foreign market and 30% for the domestic market. The Company itself will be responsible for resolving issues related to the balance of foreign exchange.

4. The legally designated address of the Company is Suite 301, Adjacent to Fei Xia Elementary School, Longyan Road South, Shantou. The production plant is located at Block A, 1st Floor, Zhu Zhang Industrial Park, Shantou.

5. All matters related to industry and commerce, taxation, environmental protection, labor management, unions, customs, product inspection, foreign exchange and banking will be handled according to the pertinent laws and regulations of the State and of the Special Economic Zone.

Please proceed with the business registration procedures with the appropriate authorities.

December 27, 1995.

cc. Provincial Commission for Foreign Economic Relations and Trade, Municipal Government

Duplicate sent to: City Planning Commission, Industry and Commerce Administrative Bureau, Financial Bureau, State Taxation Bureau, Property Tax Bureau, Environmental Protection Bureau, Labor Bureau, Shantou Customs (Customs Bond Office, Customs Inspection Office), Business Audit Bureau, Foreign Exchange Bureau, Insurance Company, Foreign Merchant Association, Joint Venture Party A, Foreign Investment Approval Division of this Commission, Management Division